Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2008	2007	2006	2005	2004
Portion of rentals representing interest	$33	$32	$44	$45	$51
Capitalized interest	14	7	3	12	8
Other interest and fixed charges	179	135	123	87	131

Total fixed charges (A)	$226	$174	$170	$144	$190

Earnings-pretax income with applicable adjustments (B)	$3,203	$1,305	$1,884	$1,467	$1,687

Ratio of (B) to (A)	14.17	7.50	11.08	10.19	8.88